Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

CONTINUING CONNECTED TRANSACTIONS WITH SHARPA
REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY OF
PRODUCTS FRAMEWORK AGREEMENT

REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated March 25, 2026 and April 10, 2026 in relation to the Existing Supply of Products Framework Agreement entered into between Hesai and Sharpa.

On March 25, 2026, Hesai entered into the Existing Supply of Products Framework Agreement with Sharpa, pursuant to which, Hesai will supply LiDAR products and robotic actuators as well as corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products to Sharpa, from time to time during the term commencing from March 25, 2026 to December 31, 2026.

Due to the continuous growth and expansion of the sales volume and scale of the products as well as corresponding manufacturing and support services in relation to the integration of robotic actuators supplied by the Group to Sharpa, the Board anticipates that the transactions under the Existing Supply of Products Framework Agreement will exceed the Existing Annual Cap, and proposes to enter into the Revised Supply of Products Framework Agreement to revise the Existing Annual Cap thereunder.

On July 31, 2026 (after trading hours), the Company entered into the Revised Supply of Products Framework Agreement with Sharpa to revise the Existing Annual Cap under the Existing Supply of Products Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, the Co-Founders together indirectly held majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Revised Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

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As one or more of the applicable percentage ratios calculated with reference to the Revised Annual Cap under the Revised Supply of Products Framework Agreement is higher than 5%, the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap are subject to the reporting, annual review, announcement, and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

An Independent Board Committee comprising the independent non-executive Directors (namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang) has been established to advise the Independent Shareholders. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in this connection.

GENERAL

A circular containing, among other things, details of the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap), a letter from the Independent Board Committee to the Independent Shareholders together with the recommendation of the Independent Board Committee, a letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and a notice of the EGM is expected to be made available the Shareholders on or before July 31, 2026.

Reference is made to the announcements of the Company dated March 25, 2026 and April 10, 2026 in relation to the Existing Supply of Products Framework Agreement entered into between Hesai and Sharpa.

On March 25, 2026, Hesai entered into the Existing Supply of Products Framework Agreement with Sharpa, pursuant to which, Hesai will supply LiDAR products and robotic actuators as well as corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products to Sharpa, from time to time during the term commencing from March 25, 2026 to December 31, 2026.

Due to the continuous growth and expansion of the sales volume and scale of the products as well as corresponding manufacturing and support services in relation to the integration of robotic actuators supplied by the Group to Sharpa, the Board anticipates that the transactions under the Existing Supply of Products Framework Agreement will exceed the Existing Annual Cap, and proposes to enter into the Revised Supply of Products Framework Agreement to revise the Existing Annual Cap thereunder.

PRINCIPAL TERMS OF THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

On July 31, 2026 (after trading hours), the Company entered into the Revised Supply of Products Framework Agreement with Sharpa to revise the Existing Annual Cap under the Existing Supply of Products Framework Agreement.

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The principal terms of the Revised Supply of Products Framework Agreement are set out below:

Date of the agreement:	July 31, 2026 (after trading hours)

Parties:	(i)	Hesai; and

	(ii)	Sharpa

Subject matter:

Pursuant to the Revised Supply of Products Framework Agreement, Hesai will supply LiDAR products and robotic actuators to Sharpa.

With respect to the supply of robotic actuators, Hesai will also provide corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products, including but not limited to procurement of ancillary materials, product manufacturing and assembly, product testing, packaging and delivery, and such other related support services as may be agreed by the parties in writing.

The Revised Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. The parties will enter into separate definitive contracts for individual transactions, setting out the scope, specifications and quantity of the products and services, as well as other terms and conditions, in accordance with the principles set forth in the Revised Supply of Products Framework Agreement. All documents shall be entered into on a fair and reasonable basis and shall be subject to the terms of the Revised Supply of Products Framework Agreement.

Term:	Commencing from the date of the Revised Supply of Products Framework Agreement and ending on December 31, 2026.

Pricing policy:	The consideration for the products and services to be provided under the Revised Supply of Products Framework Agreement shall be determined by the parties through arm’s length negotiations in accordance with normal commercial terms, in particular:

	(a)	The consideration for LiDAR products remains unchanged and shall be determined based on the prevailing market price with reference to at least three recently executed orders or invoices for the sale of the same products supplied to Independent Third Parties, and shall be fairly adjusted based on the order size, delivery timeframe and after-sales terms and services, so as to ensure that the terms are no less favorable to Hesai than those offered to Independent Third Parties.

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(b)	Given the relatively high degree of customization of the robotic actuators and the limited availability of comparable products in the market, the consideration for robotic actuators shall be determined on a cost-plus basis according to:

	(i)	costs of production, including costs of procuring direct materials, manufacturing and labor and other overhead costs;

	(ii)	the agreed margin rates for the robotic actuators, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies providing similar products as stated in a transfer pricing analysis report prepared by an independent Big Four accounting firm. The range of margin rates for robotic actuators will increase from approximately 40% to 50% to approximately 70% to 80%.

(c)	The consideration for the manufacturing and support services shall be determined on a cost-plus basis according to:

	(i)	costs of production, including costs of procuring direct materials, as well as manufacturing and labor costs; and

	(ii)	the agreed margin rates for the manufacturing and support services, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services as stated in a transfer pricing analysis report prepared by an independent Big Four accounting firm. The range of margin rates for manufacturing and support services will increase from approximately 35% to 45% to approximately 70% to 80%.

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The aforementioned updated cost-plus margin rates for the provision of robotic actuators and manufacturing and support services are determined with reference to the following:

(i)	Enhanced R&D Contribution and Value-Added Content:

As the technical specifications of the products and robotic actuators supplied to Sharpa have evolved due to the rapidly advancing performance requirements for robotic dexterous manipulation, an increased proportion of the key components integrated into Sharpa’s embodied intelligence products, including dexterous hands, are now proprietary to and self-developed by the Group. As a result, the Group has sustained significantly increased investment in in-house R&D in order to meet the high technology and quality standards in the robotics industry. The R&D expenses incurred by the Group in respect of the robotic actuators in the second quarter of 2026 increased by approximately 29.9% compared to those incurred in the first quarter of 2026, and it is expected that such a trend will persist for the remainder of the year ending December 31, 2026. This transition reflects a significantly higher level of R&D contribution and technological value-add from the Group. The upward adjustment in cost-plus margin pricing is necessary to offset the Group’s rising R&D expenditures and to ensure that the Group’s net profit margin remains at a commercially reasonable level, commensurate with the enhanced value it now embeds in the supplied products.

(ii)	Availability of Updated Transfer Pricing Benchmarks:

Subsequent to the entering into of the Existing Supply of Products Framework Agreement on March 25, 2026, newly published public financial data for comparable companies within the robotics and precision actuator sector (such as recent annual reports for the year ended December 31, 2025, published prospectuses of newly listed companies and new listing application proofs) became available. Based on the newly available dataset, an updated transfer pricing analysis conducted by an independent Big Four accounting firm engaged by the Company had established higher arm’s length margin benchmarks. The interquartile range of the three-year weighted average cost-plus margins of comparable companies from 2022 to 2024 was approximately 34% to 68%, with a median of the interquartile range of approximately 42.86%, while the updated interquartile range of the three-year weighted average cost-plus margins of comparable companies from 2023 to 2025 in the updated transfer pricing analysis report is approximately 49% to 83%, with the median of the interquartile range being approximately 72.99%, indicating a general upward trend in industry gross margins. The Company has accordingly updated its cost-plus rates to ensure alignment and compliance with these prevailing market standards, thereby ensuring that the Group’s pricing remains within the range of margins earned by independent companies performing similar functions. The Company has reviewed the selection criteria applied by the independent Big Four accounting firm in identifying the comparable companies for the updated transfer pricing analysis report (such as the geographic scope, R&D expenditure ratio and principal business activities of the comparable companies) and considers such selected companies to be comparable to the Company. Having assessed the qualifications, experience and independence of the Big Four accounting firm, the Board considers that the Big Four accounting firm possesses the relevant transfer pricing expertise and is independent from the Company.

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(iii) Alignment with Downstream Value Creation:

The commercial rollout of Sharpa’s products has demonstrated stronger-than-expected commercial performance, reflecting the premium positioning and strong market acceptance of the end products. As the supplier of critical core components and the strategic manufacturing partner of Sharpa, the Company considers that it is commercially reasonable and in accordance with the arm’s length principle that the Group’s pricing reflects its proportional contribution to this enhanced value creation.

The Directors considered the above ranges to be fair and reasonable as (a) they were determined with reference to an updated independent transfer pricing analysis based on cost-plus margin rates of comparable companies providing similar products and/or services, and (b) the agreed margin rate to be adopted for each transaction under the Revised Supply of Products Framework Agreement will be determined through arm’s length negotiations within such benchmark ranges.

Others:	The Revised Supply of Products Framework Agreement and the Revised Annual Cap in relation thereto are conditional upon approval by the Independent Shareholders at the EGM and subject to compliance by the Company with relevant requirements of the Listing Rules.

Save as disclosed above in the sections headed “Pricing Policy” and “Others” and the revision of the Existing Annual Cap, all other terms and conditions of the Revised Supply of Products Framework Agreement shall remain unchanged.

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HISTORICAL TRANSACTION AMOUNT AND THE ANNUAL CAP

Historical Amount

The historical transaction amount in respect of the transactions under the Existing Supply of Products Framework Agreement for the period from March 25, 2026 to June 30, 2026 was approximately RMB42 million.

Proposed Revised Annual Cap

The Existing Annual Cap and the Revised Annual Cap for the transactions under the Revised Supply of Products Framework Agreement are as follows:

For the year ending
December 31, 2026
(RMB million)
Existing Annual Cap	100
Revised Annual Cap	300

BASIS OF THE REVISED ANNUAL CAP

The above Revised Annual Cap for the Revised Supply of Products Framework Agreement was determined after taking into account the factors as set out below:

(a)	the actual transaction amounts of RMB42 million for the period from March 25, 2026 to June 30, 2026;

(b)	the updated estimated costs of production in respect of the estimated volume of products and services to be provided by Hesai to Sharpa under the Revised Supply of Products Framework Agreement;

(c)	the updated applicable range of margin rates of 70% to 80% for the robotic actuators and manufacturing and support services over the relevant estimated costs with reference to the transfer pricing analysis report prepared by the independent Big Four accounting firm;

(d)	our updated estimated sales volume of LiDAR products for the period from July to December 31, 2026 to be supplied to Sharpa under the Revised Supply of Products Framework Agreement, which is expected to increase by approximately 116 times as compared to the actual sales volume of LiDAR products for the period from March 25, 2026 to June 30, 2026;

(e)	our updated estimated sales volume of robotic actuators and the estimated scale of manufacturing and support services to be provided to Sharpa under the Revised Supply of Products Framework Agreement for the period from July to December 31, 2026, which is expected to increase by approximately nine times as compared to the actual sales volume of robotic actuators and related manufacturing and support services for the period from March 25, 2026 to June 30, 2026; and

(f)	a buffer of approximately 10% to cater for normal demand fluctuations, unanticipated product cost fluctuations, and adjustments in product mix and delivery schedules.

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The estimated breakdowns of the Existing Annual Cap and the Revised Annual Cap are set out below:

	For the year ending
	December 31, 2026
Components	(RMB million)
	Existing	Revised
	Annual Cap	Annual Cap
LiDAR products	2.0	2.0
Robotic actuators	75.0	221.0
Manufacturing and support services	18.0	53.0
Subtotal	95.0	276.0
Buffer for demand fluctuation / product mix / delivery schedule adjustment	5.0	24.0
Total	100.0	300.0

The Board (including the independent non-executive Directors) is of the view that the Revised Annual Cap for the transactions contemplated under the Revised Supply of Products Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, for the following reasons:

(a)	the Revised Annual Cap was determined with reference to the objective and commercially justifiable pricing policy;

(b)	the Revised Annual Cap was determined based on reasonable and specific commercial assumptions made after internal assessments and discussions with Sharpa, including the estimated production costs, the applicable benchmark margin rates and the latest estimated sales volume or service scale for the remainder of 2026;

(c)	the Revised Annual Cap is consistent with the commercial rationale, reasons for and benefits of the transactions as disclosed in the section headed “Reasons for and Benefits of the Revised Supply of Products Framework Agreement and the Revised Annual Cap” below; and

(d)	the Company has adopted internal control measures to review the pricing and terms for each transaction and monitor the utilization of the Revised Annual Cap on an ongoing basis, and the transactions will be subject to the annual review by the independent non-executive Directors and the auditors under Chapter 14A of the Listing Rules.

REASONS FOR AND BENEFITS OF THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT AND THE REVISED ANNUAL CAP

The Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, it has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The transactions under the Revised Supply of Products Framework Agreement will broaden the Group’s product portfolio, enhance its market positioning in adjacent business areas and may, over time, diversify the Company’s revenue base and provide an additional source of growth over the medium to long term. The Group also expects to leverage its existing manufacturing, operational and supply chain capabilities in developing the new business, which may improve resource utilization and operational efficiency.

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Since March 25, 2026, the Group has been supplying LiDAR products and robotic actuators as well as providing corresponding manufacturing and support services relating to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products to Sharpa. The Board anticipates that the Existing Annual Cap under the Existing Supply of Products Framework Agreement will be exceeded for the reasons set out below, and proposes to revise the Existing Annual Cap:

(i)	Accelerated Commercialization and Unforeseen Surge in Customer Demand

Subsequent to the entering into of the Existing Supply of Products Framework Agreement between Hesai and Sharpa on March 25, 2026, the commercialization of Sharpa’s dexterous hands products has accelerated at an unprecedented rate. Notably, Sharpa has successfully established strategic alliances and secured substantial commercial contracts with leading global technology enterprises. These developments in Sharpa’s business had only materialized after the initial projections for the Existing Supply of Products Framework Agreement were formulated, resulting in an unanticipated and material surge in customer orders for Sharpa. Consequently, Sharpa’s demand for the robotic actuators, LiDAR products, and related manufacturing and support services provided by the Group has increased significantly beyond the original estimates at the time of entering into the Existing Supply of Products Framework Agreement, necessitating a substantially higher transaction volume for the remainder of the financial year.

(ii)	Adjustment to Pricing Terms (Cost-Plus Margins) for Robotic Actuators and Manufacturing and Support Services

In addition to the increase in transaction volume under the Revised Supply of Products Framework Agreement, while the pricing policy for the LiDAR products of the Group remains the same, the Company has updated the cost-plus margin rates applicable to the provision of robotic actuators and manufacturing and support services to better reflect the current operational costs and prevailing market conditions.

In particular, the Group has continued to increase its research and development expenditures to ensure that its proprietary products incorporated into the embodied intelligence products, including dexterous hands, supplied to Sharpa maintain industry-leading technological and quality standards. The upward adjustments in the cost-plus margin are intended to offset these increased research and development costs and to ensure that the Group’s net profitability remains at a reasonable and sustainable level. Concurrently, the global robotics market has experienced robust and steady expansion, with increasing adoption of advanced robotic systems across a range of industries, further reinforcing the commercial rationale for the revised pricing terms. This upward adjustment in pricing terms also contributes proportionally to the higher projected transaction amount under the Revised Annual Cap.

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In light of the aforementioned rapid business expansion of Sharpa and the updated cost-plus pricing margins, the Existing Annual Cap of RMB100 million is no longer sufficient to accommodate the estimated transaction volume under the Revised Supply of Products Framework Agreement. The Directors estimate that the maximum actual transaction amount will reach approximately RMB300 million for the year ending December 31, 2026. The Directors consider that the Revised Annual Cap will facilitate the uninterrupted supply of components of the Group to Sharpa to capture this market opportunity. Accordingly, the Board considers that the transactions contemplated under the Revised Supply of Products Framework Agreement are (i) in the ordinary and usual course of business, (ii) on normal commercial terms or better, and (iii) are in the interests of the Company and its Shareholders as a whole.

The Company will continue to carry out adequate supervision over the transaction amounts in respect of the Revised Annual Cap going forward, with a view to ensuring that necessary measures and appropriate actions will be promptly taken in order to comply with the applicable requirements under the Listing Rules.

The Directors (including the independent non-executive Directors) considered that the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap) are in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms thereunder (including the annual cap) are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

As at the date of this announcement, each of our Co-Founders is indirectly interested in the shares of Sharpa and hence has a material interest in the relevant transactions. Therefore, they abstained from voting on the relevant Board resolutions in relation to the approval of the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap).

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, the Co-Founders together indirectly held majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Revised Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios calculated with reference to the Revised Annual Cap under the Revised Supply of Products Framework Agreement is higher than 5%, the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap are subject to the reporting, annual review, announcement, and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

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INFORMATION OF THE GROUP AND THE PARTIES

The Group

The Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, the Group has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The Group has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, the Group is committed to becoming a key enabler of physical AI — digitizing the real world and redefining how humans and robots perceive and act.

The Parties

Hesai is a company incorporated in the PRC with limited liability and a subsidiary of the Company. Hesai is a leader in 3D perception solutions. It has been primarily engaged in the R&D, manufacturing and sales of LiDARs. In the first quarter of 2026, Hesai previewed its Strategic Growth Initiative (SGI) businesses, including Kosmo, its physical AI data infrastructure, and robotic actuation modules.

Sharpa is a company incorporated in the PRC with limited liability and is primarily engaged in the research and development of AI robotics.

INTERNAL CONTROL MEASURES

The Company has adopted and will continue to follow the internal control measures and procedures below to ensure that the transactions contemplated under the Revised Supply of Products Framework Agreement are conducted in accordance with the terms thereunder, on normal commercial terms and on terms that are fair and reasonable, and the Revised Annual Cap will not be exceeded:

(a)	the Revised Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. For each transaction contemplated thereunder, the relevant business team, the finance department and the legal department of the Group will review the proposed definitive contract, purchase order and/or other transaction documents to ensure that all transaction documents will be entered into on a fair and reasonable basis and will be in accordance with the terms and pricing policy of the Revised Supply of Products Framework Agreement. In particular:

(i)	for LiDAR products, the business team and finance team of the Company will compare the proposed selling price and commercial terms against at least three recently executed orders or invoices for sales of the same products to independent third parties, taking into account relevant adjustments such as order size, delivery schedule and after-sales terms, so as to ensure that the terms offered to Sharpa are no more favourable than those offered by the Group to independent third parties; and

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(ii)	for robotic actuators and the manufacturing and support services, the finance team of the Company will review the cost components, including direct materials, manufacturing, labour and applicable overhead costs, and verify that the agreed margin rates are determined in accordance with the pricing policy under the Revised Supply of Products Framework Agreement, namely by reference to the benchmark set out in the transfer pricing analysis report prepared by an independent Big Four accounting firm.

(b)	Furthermore, the Group’s finance team will coordinate the monitoring and reporting process, including annual review arrangements. Where a proposed transaction contemplated under the Revised Supply of Products Framework Agreement involves novel terms (such as terms relating to new technical components or technical specifications for LiDAR Products or robotic actuators, or new or advanced manufacturing and support services) or where the aggregate transaction amount reaches the internal alert threshold (see (c) below), the matter will be escalated to the senior management, the audit committee of the Board and/or the Board (as appropriate) for further review before the relevant transaction is entered into.

(c)	In terms of the ongoing monitoring process of the Revised Annual Cap, the finance team of the Group will maintain a ledger for all transactions under the Revised Supply of Products Framework Agreement and record the transaction amounts on a rolling basis. The utilization of the Revised Annual Cap will be monitored monthly, and internal alerts will be triggered for the relevant escalation and approval process when the aggregate actual transaction amount reaches a predetermined threshold of the Revised Annual Cap (i.e. 75% of the Revised Annual Cap). If the aggregated actual transaction amount reaches the above predetermined threshold or if it is anticipated that the Revised Annual Cap may be reached or exceeded, the finance team will promptly report and escalate the matter to the senior management and general counsel, who shall then evaluate the relevant circumstances, determine the appropriate course of action, and assess whether it is necessary to adjust the Revised Annual Cap or to limit or to suspend further transactions under the Revised Supply of Products Framework Agreement so as to ensure that the Revised Annual Cap is not exceeded. Upon identifying the requisite course of action, the relevant assessments and recommendations regarding the continuing connected transaction will be reported to the audit committee of the Board. Where a revision of the Revised Annual Cap is considered necessary, the relevant internal procedures to revise the Revised Annual Cap will be initiated to ensure compliance of the requirements under Chapter 14A of the Listing Rules.

(d)	In relation to the ongoing review process, the internal audit department of the Group will conduct reviews (which are subject to the annual review and disclosure requirements under the Listing Rules) on the continuing connected transactions of the Company at least annually (or more frequently if determined necessary) to confirm whether the internal control measures have been adhered to and are effective. The independent non-executive Directors will also conduct reviews on all continuing connected transactions annually and confirm that the transactions contemplated thereunder have been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Group will also engage its external independent auditor to review and report on all continuing connected transactions annually to check and confirm (i) whether all continuing connected transactions have been approved by the Board, (ii) have been conducted in accordance with the pricing policies of the relevant agreements governing the transactions, and (iii) have not exceeded the relevant annual caps.

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(e)	In addition, each of the Co-Founders has a material interest in the transactions and therefore abstained from voting on the relevant Board resolutions approving the Revised Supply of Products Framework Agreement.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

As the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap) are subject to approval by the Independent Shareholders, an Independent Board Committee comprising the independent non-executive Directors (namely Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang) has been established to advise the Independent Shareholders. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, in relation to the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap).

EGM

An EGM will be convened and held for the Independent Shareholders to consider and, if thought fit, approve, amongst other things, the Revised Supply of Products Framework Agreement and the transactions thereunder (including the Revised Annual Cap), by way of ordinary resolutions.

As the Co-Founders together indirectly hold majority voting rights in Sharpa as at the date of this announcement, each of the Co-Founders and their associates are required to abstain from voting on the resolution in respect of the continuing connected transactions contemplated under the Revised Supply of Products Framework Agreement with Sharpa and the Revised Annual Cap at the EGM.

GENERAL

A circular containing, among other things, details of the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap), a letter from the Independent Board Committee to the Independent Shareholders together with the recommendation of the Independent Board Committee, a letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders and a notice of the EGM is expected to be made available the Shareholders on or before July 31, 2026.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following respective meanings:

“ADAS”	advanced driver-assistance systems
“AGV(s)”	automated guided vehicle(s)
“ASIC”	application-specific integrated circuit, an integrated circuit designed for specific purposes and manufactured for specific user requirements and electronic systems
“associate”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“China” or “PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan
“Co-Founder(s)”	means Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang, our executive Directors
“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Director(s)”	the director(s) of the Company
“EGM”	the 2026 second extraordinary general meeting of the Company to be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time) to consider and, if appropriate, to approve, inter alia/among others, the Revised Supply of Products Framework Agreement and the Revised Annual Cap
“Existing Annual Cap”	the existing annual cap for the Existing Supply of Products Framework Agreement for the year ending December 31, 2026 as disclosed in the Company’s announcement dated March 25, 2026
“Existing Supply of Products Framework Agreement”	the supply of products framework agreement dated March 25, 2026 entered into between Hesai and Sharpa
“Group”	the Company and its subsidiaries

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“Hesai”	Hesai Technology Co., Ltd.* (上海禾賽科技有限公司), a limited liability company established under the laws of the PRC on October 22, 2014 and a subsidiary of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company or an associate of such person within the meaning ascribed to it under the Listing Rules
“Independent Board Committee”	the independent committee of the Board, comprising all the independent non-executive Directors, namely, Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang, formed for the purpose of advising the Independent Shareholders, in respect of the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap)
“Independent Financial Adviser”	Alliance Capital Partners Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in connection with the Revised Supply of Products Framework Agreement and the related proposed Revised Annual Cap
“Independent Shareholders”	the Shareholders who are not required to abstain from voting at the EGM
“LiDAR”	light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time
“R&D”	research and development
“Revised Annual Cap”	the revised annual cap for the maximum transaction amount between the Group and Sharpa for the year ending December 31, 2026 pursuant to the Revised Supply of Products Framework Agreement

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“Revised Supply of Products Framework Agreement”	the supplemental supply of products framework agreement dated July 31, 2026 entered into between Hesai and Sharpa to amend and supplement the Existing Annual Cap for the Existing Supply of Products Framework Agreement
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shareholder(s)”	holder(s) of the share(s) of the Company
“Sharpa”	Shanghai Rift Valley Intelligent Technology Co., Ltd.(上海大裂谷智能科技有限公司), a limited liability company established under the laws of the PRC on December 5, 2024, a subsidiary of Sharpa Group, an exempted company with limited liability incorporated in the Cayman Islands
“%”	per cent.

By order of the Board Hesai Group Dr. Yifan Li Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, July 31, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

* For identification purpose only

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